

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 23, 2015

Mail Stop 4546

<u>Via E-mail</u>
Jorge J. García,
Senior Vice President and Corporate Comptroller
Popular, Inc.
Popular Center Building
209 Muñoz Rivera Avenue
Hato Rey, Puerto Rico 00918

> **Re: Popular, Inc.**
> **Form 10-K for the Year Ended December 31, 2014**
> **Filed March 2, 2015**
> **Form 10-Q for the Quarter Ended June 30, 2015**
> **Filed August 10, 2015**
> **File No. 001-34084**

Dear Mr. García:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2014

Critical Accounting Policies and Estimates, page 72

Acquisition Accounting for Covered Loans and Related Indemnification Asset, page 80

1.   We note your disclosure on page 81 where you state that each loan pool is accounted for as a single asset with a single composite interest rate and an aggregate expectation of cash flows. You also state that once the pools are defined, you maintain the integrity of the pool of multiple loans accounted for as a single asset. Pursuant to your response letter to the staff dated November 12, 2010, we note that as part of your acquisition accounting you created 70 multi-loan pools and 23 single-loan pools consisting

principally of individual larger balance commercial credits.   Please tell us how and when loans are removed from the pools at the time of sale or foreclosure. As part of your response, it may be helpful to include illustrative examples of the accounting applied to the pools.

Notes to Consolidated Financial Statements, page 182

Allowance for Loan Losses, page 189

2.   We note your disclosure at the bottom of page 189 that you reflect the effect of environmental factors on each loan group as an adjustment that, as appropriate, increases the historical loss rates applied to each group. We also note your disclosure on page 190 that during the second quarter of 2014, you revised the application of environmental factors to the historical loss rates to consider the last 12 months of the applicable credit and macroeconomic indicators applied as an incremental adjustment to account for emerging risks not necessarily considered in the historical loss rates. Please respond to the following:
- Clarify whether environmental factors only increase the historical loss rates applied to each group, or whether they could also decrease the historical loss rates depending on the trends in the environmental factors.
- Quantify the effect of the environmental factors to your general reserves. In this regard, we note that the review and recalibration of environmental factors decreased the general allowance by $17 million at June 30, 2014.
- Clarify and contrast how the environmental factors were applied to the historical loss rates before and after the change made during the second quarter of 2014.

Form 10-Q for the Quarter Ended June 30, 2015

Note 10 – Investment securities Held-to-Maturity, page 29

3.   We note that you recognized a $14.4 million impairment charge on available-for-sale classified obligations from the Puerto Rico government and its political subdivisions which you disclose on page 28 was entirely attributed to estimated credit losses.   We also note that as of June 30, 2015 you have $21.1 million of gross unrealized losses on held-to-maturity obligations from the Puerto Rico government and its political subdivisions with a total fair value of $37.2 million. Please respond to the following:
- Compare and contrast the nature of these held-to-maturity securities with unrealized losses with the ones classified as available-for-sale and for which you recorded an impairment charge at June 30, 2015.
- Describe any differences in payment priorities for each of the different securities that have unrealized losses in the held-to-maturity category versus the securities in the available-for-sale category that were impaired.
- Given that the held-to-maturity securities are not rated by a credit rating agency, please tell us the nature of the information reviewed to conclude the securities are not

> credit impaired. As part of your response, describe any trends noted in the information reviewed and tell us whether periodic principal payments are due on the securities prior to the maturity dates disclosed in the footnote.
>
> - We note from page 92 that you had at least one non-accrual public sector credit classified as nonaccrual that you tried to sell but did not get approval from the agent bank. Please clarify where this credit is now classified, and tell us how this credit differs from the other municipalities in Puerto Rico where you state on page 92 that they are required by law to levy special property taxes in such amounts as shall be required to for the payment of all of its general obligation bonds and loans.

Note 13 – FDIC Loss Share Asset and True-Up Payment Obligation, page 68

4.   We note the disclosure of the fair value (carrying amount) and undiscounted amount of your estimated true-up payment obligation as of June 30, 2015. We also note your disclosure on page 110 where you disclose the nature of the unobservable inputs that go into the calculation of this Level 3 liability. Lastly, we note that the fair value of this obligation has not changed significantly in the past three years. Please tell us in more detail the main driver of this true-up obligation, and whether the value is principally driven from the commercial loss sharing agreement (LSA) or the residential LSA. Additionally, in light of the completion of the commercial LSA, please tell us whether you would expect further significant changes in the fair value of this obligation.

Note 26 – Commitments and Contingencies, page 92

Business Concentrations, page 92

5.   We note your disclosure that you have $673 million outstanding from the Puerto Rico government and its instrumentalities and municipalities, of which $565 million consists of loans and $108 million consists of securities. We note that the maturity information related to these securities is available in Notes 9 and 10, however, we were unable to locate any maturity information related to the loans. Thus, please tell us, and revise future filings as appropriate, to provide maturity information for this loan portfolio.

Other Significant Proceedings, page 95

6.   We note your discussion of the commercial loss share agreement with the FDIC on pages 96 and 97. However, it is not entirely clear how the amounts disclosed reconcile to each other in the separate discussions on these pages.   For example, you disclose on page 96 that you had unreimbursed losses and expenses of $307.9 million under the commercial loss share agreement at June 30, 2015. You also state that you received a reimbursement of $78.9 million on July 22, 2015, and taking into consideration this reimbursement and claims submitted through that date, the total unreimbursed losses totaled $229.0 million, of which $177.8 million was submitted to the FDIC on July 30, 2015.   Please respond to the following:

- Clarify how you could have unreimbursed losses of only $229.0 million at July 30, 2015, when you had unreimbursed losses of $307.9 million as of June 30, 2015, received reimbursements of $78.9 million on July 22, 2015, but then submitted new claims in the amount of $177.8 million to the FDIC on July 30, 2015.
- Clarify how the above amounts relate to the $248.7 million of loans that are subject to the resolution of the arbitration proceedings as discussed on page 97.
- Confirm that the maximum charge that you could be required to take if you are unsuccessful in all of the FDIC arbitration proceedings is $141.3 million as of June 30, 2015.
- You disclose on page 97 that if you are not able to receive reimbursement from the FDIC with respect to the disputed items, you could be required to make a material adjustment to the value of your loss share asset and the related true-up payment obligation to the FDIC. Please explain to us how and why the true-up payment obligation would be impacted from an unsuccessful outcome in the arbitration proceedings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Svitlana Sweat at (202) 551-3326 or me at (202) 551-3512 with any questions.

Sincerely,

/s/ Stephanie L. Sullivan

Stephanie L. Sullivan
Senior Assistant Chief Accountant
Office of Financial Services II